Celeste Murphy, Legal Branch Chief

Office of Life Sciences

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

March 5, 2020

Re:	Quadrant Biosciences Inc.
Offering Statement on Form 1-A
File No. 024-11155

Dear Ms. Murphy,

On behalf of Quadrant Biosciences Inc., I hereby request qualification of the above-referenced offering statement at 4pm Eastern time March 9, 2020, or as soon thereafter as is practicable.

Sincerely,

/s/ Richard Uhlig

Richard Uhlig

Chief Executive Officer

Quadrant Biosciences Inc.